07004482

SECU[...]SION

Washington, D.C. 20549

RECEIVED FEB 2 8 2007 213 SEC MAIL PROCESSING SECTION WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66702

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 AND ENDING December 31, 2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bedrock Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 Newport Center Drive
(No. and Street)

Newport Beach, California 92660
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tone, Walling & Kissinger, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

5655 Lindero Canyon Road, Westlake Village, CA 91362
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 6 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/15/07

OATH OR AFFIRMATION

I, ~~Steven L. Thornton~~, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bedrock Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Financial Principal
Title

Notary Public

SUBSCRIBED AND SWORN TO BEFORE ME THIS 27th DAY OF Feb ~~19~~ 2007
Ellen S. Rubin NOTARY PUBLIC
IN AND FOR THE COUNTY OF LOS ANGELES, STATE OF CALIFORNIA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) XXXXXXXXXXXXXXXXXXXXXXXXXX Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELLEN S. RUBIN
Commission # 1516657
Notary Public - California
Los Angeles County
My Comm. Expires Sep 30, 2008

BEDROCK SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006

WITH

REPORT OF INDEPENDENT AUDITORS

TONE, WALLING & KISSINGER
Certified Public Accountants
5655 Lindero Canyon Road, Suite 625
Westlake Village, California 91362
Tel. 818-703-0800; 818-597-5858
FAX 818-597-5860

REPORT OF INDEPENDENT AUDITORS

To the member of
Bedrock Securities, LLC

We have audited the accompanying statement of financial condition of Bedrock Securities, LLC (the "Company") as of December 31, 2006, and the accompanying statements of operations, member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bedrock Securities, LLC as of December 31, 2006, and the results of its operations, changes in member's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Following an on-site financial review of the Company, on April 20, 2006, the National Association of Securities Dealers (NASD) issued a limited cease and desist request to the Company based on several alleged regulatory violations. The cease and desist request prohibited the Company from executing new purchases of securities for its own accounts or the accounts of its customers. The Company was permitted to execute liquidating sales transactions for pre-existing positions in proprietary and customer accounts. The alleged violations included: (1) the holding of customer funds and securities in violation of its NASD Membership Agreement, thus failing to meet the exemptive provision claimed for the Customer Protection Rule (SEC Rule 15c3-3); (2) failure to maintain current books and records as pertaining to the accounts of customers where the Company had been the custodian of customer funds and securities as well as failure to calculate its SEC Rule 15c3-3 reserve requirements; and (3) failure to maintain net capital above its regulatory requirements after its minimum net capital requirement was adjusted due to the fact that it had held customer funds and securities. Following the NASD's request, the Company addressed the violations by ensuring all funds and securities were transferred to the correct accounts, by bringing the books and records current, and ensuring that the Company's net capital exceeded the required minimum. On December 14, 2006, the NASD advised the Company that it was permitted to resume its business. The Company has not been advised that the NASD has concluded its investigation. Accordingly, there is no assurance that there will not be further requests or sanctions arising from the investigation. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in Schedules I and II on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tone, Walling & Kissinger

January 23, 2007.

BEDROCK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and equivalents	$	351,565
Marketable securities, at market value (cost $1,500,000)		420,000
Prepaid expenses		631
Total assets	$	772,196

LIABILITIES & MEMBER'S EQUITY

Payable to related party	$	169,679
Total liabilities		169,679
Member's equity		602,517
Total liabilities & member's equity	$	772,196

The accompanying notes are an integral part of these financial statements.

BEDROCK SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commission income	$ 522,404
Interest	15,230
Placement agent fees	-
Principal transaction gains(losses):	
Realized	(6,000)
Unrealized	(537,967)
	(6,333)
Expenses:	
Employee compensation & benefits	24,950
Floor brokerage, exchange & clearance fees	31,934
Communications & data processing	1,200
Interest	170
Occupancy	33,600
Other expenses	364,900
State limited liability company taxes	800
	457,554
Net loss	$ (463,887)

The accompanying notes are an integral part of these financial statements.

BEDROCK SECURITIES, LLC

STATEMENT OF MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

Member's equity, January 1, 2006	$ 1,308,404
Cash contribution	58,000
Less: Draw	(300,000)
Net loss	(463,887)
Member's equity, December 31, 2006	$ 602,517

The accompanying notes are an integral part of these financial statements.

BEDROCK SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (463,887)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Unrealized loss on marketable securities	537,967
Realized loss on sale of marketable securities	6,000
Decrease in prepaid expenses	1,661
Decrease in accounts payable	(36,080)
Increase in payable to related party	169,679
Net cash provided by operating activities	215,340
CASH FLOWS FROM INVESTING ACTIVITIES	
Sales of marketable securities	10,396
Net cash provided by investing activities	10,396
CASH FLOWS FROM FINANCING ACTIVITIES	
Net distribution to member	(242,000)
Net cash used in financing activities	(242,000)
Net decrease in cash	(16,264)
Cash and equivalents, January 1, 2006	367,829
Cash and equivalents, December 31, 2006	$ 351,565
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid for	
State limited liability company taxes	$ 800
Interest	170

The accompanying notes are an integral part of these financial statements.

BEDROCK SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. Organization and Nature of Business

Bedrock Securities, LLC ("Bedrock" or the "Company"), a Delaware limited liability company, was organized on September 15, 2004. The Company is registered as a broker-dealer of securities with the National Association of Securities Dealers (the NASD). The Company is a member of the NASD and the Securities Investors Protection Corporation (the SIPC). The company's headquarters is in Newport Beach, California.

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii); but see also the matters discussed in Note 6.

2. Significant Accounting Policies

Use of Estimates

The preparation of the accompanying financial statements requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Revenue Recognition

Commission income and related expenses are recorded on a trade date basis. Investment advisory fees are recognized as earned.

Securities Owned

The Company values its securities owned at the fair market value as of the end of the period, with the unrealized gain or loss recorded as part of revenue in the accompanying statement of operations.

Income Taxes

As a limited liability company, the Company is treated like a partnership for income tax purposes. As such, any taxable income or loss flows directly to its member. Accordingly, other than the California minimum franchise and LLC taxes, no taxes based on net income are recorded.

Cash and Equivalents

Investments with original maturities of three months or less are considered by the Company to be cash equivalents.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934. Under this rule the Company is required to maintain net capital, as defined, of $100,000 and total aggregate indebtedness, as defined, may not exceed 15 times net capital. During 2006, because the Company held customer funds in violation of this Rule, the net capital minimum increased to $250,000. Further, during January and February 2006, due to the high level of aggregate

indebtedness, the net capital requirement was significantly higher. In October 2006, all customer funds were returned and the lower net capital requirement was restored (See Note 6). As of December 31, 2006, the Company's net capital was $181,886 and the total aggregate indebtedness, as defined, was 0.9 of net capital.

4. Related Party Transactions

The Company shares personnel, office space and other resources with SBI USA, LLC ("SBI"), which shares common ownership with the Company. As such, the common owner has the ability to control the allocation of expenses to the Company. The Company has entered into a three year expense-sharing arrangement with SBI whereby the Company will pay $3,150 per month for rent and other office expenses. The Company does not currently reimburse SBI for the cost of SBI personnel working on behalf of Bedrock.

5. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

All transactions are cleared through one broker. Amounts due from this broker are generally not collateralized.

The Company regularly monitors its exposure to credit risk from this arrangement.

6. NASD Investigation

The Company operates pursuant to SEC Rule 15c3-3(k)(2)(ii), the Customer Protection Rule, and conducts its business on a fully disclosed basis and accordingly should not receive or hold customer funds. During 2005, customer cash and securities were transferred to accounts under the Company's custody. In 2006, the cash and securities were transferred to the customers. The infraction was disclosed to the NASD, which then began an investigation into potential violations of NASD rules, including: (1) the holding of customer funds and securities in violation of its NASD Membership Agreement, thus failing to meet the exemptive provision claimed for the Customer Protection Rule; (2) failure to maintain current books and records as pertaining to the accounts of customers where the Company had been the custodian of customer funds and securities as well as failure to calculate its SEC Rule 15c3-3 reserve requirements; and (3) failure to maintain net capital above its regulatory requirements after its minimum net capital requirement was adjusted due to the fact that it had held customer funds and securities. On April 20, 2006, in connection with the investigation, the NASD requested the Company cease certain business activities until the violations have been corrected. Following the issuance of the request the Company was prohibited from executing new purchases of securities for its own accounts or the accounts of its customers. The Company was permitted to execute liquidating sales transactions for pre-existing positions in proprietary and customer accounts.

Following the NASD's request, the Company addressed the violations by ensuring all securities were transferred to the correct accounts, by bringing the books and records current, and ensuring that the Company's net capital exceeded the required minimum. On December 14, 2006, the NASD advised the Company that it was permitted to resume its business. The Company has not been advised that the NASD has concluded its investigation. Accordingly, there is no assurance that there will not be further requests or sanctions arising from the investigation. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5

OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF

DECEMBER 31, 2006

BEDROCK SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

NET CAPITAL	
Total member's equity	$ 602,517
Less: Non-allowable assets	(420,631)
Net capital	$ 181,886
AGGREGATE INDEBTEDNESS	
Total liabilities	$ 169,679
Net capital requirement (greater of 6 2/3% of total aggregate indebtedness or $100,000)	$ 100,000
Net capital in excess of required minimum	$ 81,886
Ratio: Aggregate indebtedness to net capital	0.9 to 1
RECONCILIATION WITH UNAUDITED FOCUS REPORT	
Member's equity as reported in unaudited FOCUS report	$ 740,012
Accrual of additional expenses	(137,495)
Member's equity as reported above	$ 602,517

Schedule II

BEDROCK SECURITIES, LLC

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

The Company has claimed exemption from Rule 15c3-3 under section (k)(2)(ii). During 2006, the Company generally cleared customer transactions through Pershing Investments, LLC on a fully disclosed basis. In 2007, the Company intends to switch its clearing relationship to Penson Financial Services.

TONE, WALLING & KISSINGER
Certified Public Accountants
5655 Lindero Canyon Road, Suite 625
Westlake Village, California 91362
Tel. 818-703-0800; 818-597-5858
FAX 818-597-5860

REPORT ON INTERNAL CONTROL

To the member of
Bedrock Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Bedrock Securities, LLC (the "Company") for the year ended December 31, 2006 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not normally carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

The size of the business necessarily imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company. This condition was considered in determining the nature, timing and extent of audit tests to be applied in our audit of the 2006 financial statements, and this report does not affect our report on such financial statements dated January 23, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Tone, Walling & Kissinger

January 23, 2007.

END